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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)


                               ANDRX CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                   Cybear Group Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  23243C 20 1
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                  Page 1 of 5
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CUSIP No.    23243C 20 1
          --------------

(1)   Names of Reporting Persons     Chih-Ming J. Chen
                                ------------------------------------------------

      S.S. or I.R.S. Identification Nos. of Above Persons_______________________

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)       (b)

(3)   SEC Use Only______________________________________________________________

(4)   Citizenship or Place of Organization    U.S.A.
                                          --------------------------------------

      Number of       (5)   Sole Voting Power               33,502/1/
                                             -----------------------------------
      Shares
      Beneficially    (6)   Shared Voting Power            194,292/2/
                                               ---------------------------------
      Owned by
      Each            (7)   Sole Dispositive Power          33,502/1/
                                                  ------------------------------
      Reporting
      Person With     (8)   Shared Dispositive Power       194,292/2/
                                                    ----------------------------

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person  227,794/2/
                                                                  --------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11)  Percent of Class Represented by Amount in Row (9)            3.4%/3/
                                                       -------------------------

(12)  Type of Reporting Person (See Instructions)                  IN
                                                 -------------------------------


__________________________

/1/ Represents 33,502 shares of common stock issuable upon the exercise of stock options.

/2/ Includes 192,407 shares of common stock held in family limited partnerships, 178 shares of common stock held in a charitable family foundation, 1,000 shares held jointly with spouse and 707 shares of common stock held by Reporting Person's spouse issuable upon the exercise of stock options.

/3/ Calculated on the basis of 6,742,694 shares of common stock outstanding on December 31, 2001.

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Item 1(a)      Name of Issuer:

               ANDRX CORPORATION

Item 1(b)      Address of Issuer's Principal Executive Office:

               4955 Orange Drive
               Davie, Florida 33314

Item 2(a)      Name of Person Filing:

               Chih-Ming J. Chen

Item 2(b)      Address of Principal Business Office:

               4955 Orange Drive
               Davie, Florida 33314

Item 2(c)      Citizenship:

               U.S.A.

Item 2(d)      Title of Class of Securities:

               Cybear Group Common Stock, $.001 Par Value

Item 2(e)      CUSIP Number:

               23243C201

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), identify the status of the person filing.

               Not applicable

Item 4.        Ownership:

        (a)    Amount beneficially Owned:                    227,794/1/
                                                       --------------------

        (b)    Percent of Class:                                 3.4%/2/
                                                       --------------------


____________________

/1/ Includes 192,407 shares of common stock held in family limited partnerships, 178 shares of common stock held in a charitable family foundation, 1,000 shares held jointly with spouse and 707 shares held by Reporting Person's spouse issuable upon the exercise of stock options.

/2/ Calculated on the basis of 6,742,694 shares of common stock outstanding on December 31, 2001.

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        (c)    Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote                     33,502/1/
                                                                               ------------

               (ii)  Shared power to vote or to direct the vote                  194,292/2/
                                                                               ------------

               (iii) Sole power to dispose or to direct the disposition of        33,502/1/
                                                                               ------------

               (iv)  Shared power to dispose or to direct the disposition of     194,292/2/
                                                                               ------------

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

               Not applicable

Item 8.        Identification and Classification of Members of the Group.

               Not applicable

Item 9.        Notice of Dissolution of Group.

               Not applicable

Item 10.       Certification.

               Not applicable


_________________________

/1/ Represents 192,407 shares of common stock issuable upon the exercise of stock options.

/2/ Includes 192,407 shares of common stock held in family limited partnerships, 178 shares of common stock held in a charitable family foundation, 1,000 shares held jointly with spouse and 707 shares of common stock held by Reporting Person's spouse issuable upon the exercise of stock options.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2002                             /s/ Chih-Ming J. Chen
                                              ----------------------------------
                                              CHIH-MING J. CHEN